Mail Stop 3561

February 19, 2008

Mr. Richard Rotman
Chief Financial Officer
Paid, Inc.
4 Brussels Street
Worcester, Massachusetts 01610

>   **Re:**   **Paid, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 4, 2007**
>   **File No. 0-28720**

Dear Mr. Rotman:

We have reviewed your response letter filed on January 31, 2008 to our comment letter dated December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Results of Operations, page 11

1. We have reviewed your response to prior comment 3 in our letter dated December 31, 2007. In future filings, please revise your disclosures to clarify that performing artists generally do not announce their specific tour plans and dates, including tour extensions, until approximately 45 to 120 days prior to the first concert and, consequently, predicting the impact of performing artist tours on your financial statements is highly unpredictable. Please also confirm that you will provide ample disclosures of future performing artist tours that have been finalized at the time of your filing and tours that you know with certainty will not recur going forward.

Consolidated Statements of Cash Flows, page F-6

2. We have reviewed your response to prior comment 9 in our letter dated December 31, 2007. Since *issuances* of common stock in settlement of professional and

consulting fee payables, employee payroll liabilities, and interest payables are non-cash transactions that do not impact operating activities, please consider renaming these cash flow line items to clearly reflect that you are adding back non-cash *expenses* as opposed to the current focus on issuances of common stock.

Revenue Recognition, page F-8

3. We have reviewed your response to prior comment 13 in our letter dated December 31, 2007 and continue to believe that you should defer and recognize fan club membership fees over the membership terms in accordance with SAB Topic 13.A.3.f. It appears that you are obligated to provide customers with services over their membership terms and that the earnings process is not complete until you perform under the terms of the membership arrangements and the terms have expired. The fact that the non-merchandise components of the memberships are intangible in nature and result in "no incremental costs" are inconsequential to the timing of revenue recognition. Furthermore, it appears that a customer would consider the non-merchandise benefits of membership to be more than perfunctory and the absence of those benefits would likely result in customers ascribing a lower value to the merchandise deliverables. Please revise your financial statements accordingly or tell us why you still believe your current accounting treatment is appropriate. Please also quantify for us the amount of fan club membership fees recognized in revenues for the historical periods presented.

4. We have reviewed your response to prior comment 15 in our letter dated December 31, 2007. We agree that APBO no. 29 is the guidance regarding the basis at which to record the exchange. We further note that unless one of the conditions of paragraph 20 of APBO no. 29, as amended by SFAS no. 153, applies, your current accounting would not appear to conform with APBO no. 29. Considering that you routinely provide web hosting services to clients and routinely sell autographed merchandise, it appears that the fair values of the goods and services exchanged in the transaction can be determined within reasonable limits. If you do not agree, please provide more detail on why the cash price for web hosting would not be an accurate proxy for fair value assuming you have other customers that do pay a cash price. Otherwise, please revise your financial statements. Any subsequent impairments in the value of your signed inventory, such as upon an athlete's injury, should be adjusted via your inventory reserves and would not impact the amount of your web hosting revenues recognized.

Shipping and Handling fees and costs, page F-9

5. We have reviewed your response to prior comment 17 in our letter dated December 31, 2007. As required by EITF 00-10, please disclose in future filings the amount of shipping and handling costs included in selling, general and administrative costs to the extent the costs are significant.

Note 5. Intangible Assets, page F-12

6. We have reviewed your response to prior comment 18 in our letter dated December 31, 2007 and note that certain of your intangible assets still in use have been fully depreciated. Please tell us how you determine the service lives of your intangible assets and explain why you did not adjust the estimated useful lives of your fully depreciated assets still in use to reflect their extended use at the point it became clear that such assets would be in service past their depreciable lives. Please supplementally quantify for us the gross amount of fully depreciated intangible assets that were still in use as of December 31, 2006.

Note 14. Restatement, page F-18

7. We have reviewed your responses to prior comments 19 and 25 in our letter dated December 31, 2007, noting that you disclose "there should be no entry" for receipt of the call options "until the call options are exercised." Please tell us why receipt of the call options under your settlement with the seller did not receive accounting treatment. As suggested by paragraph B177 of SFAS 141, settlement of business combination disputes should be charged or credited to income or, in your particular case, reflected as a capital transaction. Given that guidance, tell us why the fair value of the options received was not recorded as a capital transaction on the settlement date. Please revise your financial statements accordingly or explain to us in detail your basis for deferring recognition to a date(s) later than receipt of the call options or receipt of cash for the call options. We may have further comment.

Note 7. Common Stock, page F-13

8. We have reviewed your responses to prior comments 20 and 22 in our letter dated December 31, 2007. In enhancing clarity of your filing, we believe you should revise your disclosures for the following items:

- Please present three separate stock option roll-forward tables, including separate tables for option grants to employees in lieu of payroll, option awards to employees that are supplemental to recurring compensation, if any, and options granted to non-employees;
- Clarify why you indicate at the bottom of page F-10 that no options were issued in calendar 2006, hence no stock-based compensation in 2006, when page F-15 indicates approximately 8 million options were granted;
- When presenting stock option expense amounts, please clarify if the expense relates to recurring payroll expenses, stock based awards supplemental to an employee's recurring compensation, or non-employee consulting fees;
- Please disclose the Black Scholes valuation assumptions required by paragraph A240(e) of SFAS 123(R) and separately disclose assumptions for option grants to employees in lieu of payroll and assumptions for option grants to employees unrelated to payroll. Since you issue options to employees in lieu of payroll, as

Mr. Richard Rotman
Paid, Inc.
February 19, 2008
Page 4

opposed to issuing shares or restricted shares, you must provide the disclosures required by paragraph A240(e). Please also note that you must use an option valuation model in complying with SFAS no. 123(R). If the difference between fair value as determined and intrinsic value is immaterial, then you should disclose such.

9. We have reviewed your response to prior comment 21 in our letter dated December 31, 2007. Please provide us with further details about the terms of your option grants to employees in lieu of payroll and explain your related accounting treatment. Please tell us if employees are granted options on each payroll date or if they are issued on a separate timetable, such as on a quarterly or annual basis. Please also tell us how the number of options issuable under these arrangements is determined and specify if that number fluctuates from pay period to pay period as the fair value of your stock changes or if the number of options is fixed up front. Explain to us the mechanics of cashless exercise including involvement of a broker and the market such shares are sold into. Please tell us if 100% of option grants are immediately exercised in cashless or other transactions or if a portion of the grants remain unexercised for a period beyond the grant date. Finally provide us a schedule of the options issued and the related Form S-8 filings for the preceding 3 years. Identify the employees or consultants issued options including any officers or directors of the Company. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant